Exhibit 99

July 17, 2020

YPF S.A. ANNOUNCES EARLY PARTICIPATION DATE RESULTS AND EXTENSION OF THE EARLY EXCHANGE CONSIDERATION

IN ITS EXCHANGE OFFER

FOR ANY AND ALL OF ITS OUTSTANDING US$1,000,000,000 8.500% SENIOR NOTES DUE 2021

FOR IMMEDIATE RELEASE

BUENOS AIRES, ARGENTINA – YPF S.A. (the “Company”) announced today the results as of the Early Participation Date (as defined below) with respect to its previously announced exchange offer (the “Exchange Offer”) to exchange any and all of its outstanding US$1,000,000,000 8.500% Senior Notes due 2021 (the “Old Notes”) for the applicable amount of 8.500% Senior Amortizing Notes due 2025 (the “New Notes”) plus cash.

Expiration of the Early Participation Date with respect to the Exchange Offer

The Exchange Offer was made pursuant to the terms and conditions set forth in the exchange offer memorandum, dated July 2, 2020 (together with the Supplement No. 1 thereto, dated July 13, 2020, the “Exchange Offer Memorandum”) to exchange any and all of the Old Notes listed in the table above for the applicable amount of New Notes plus cash.

The Early Participation Date with respect to the Exchange Offer occurred at 5:00 p.m., New York City time, on July 17, 2020 (such time and date, the “Early Participation Date”). Holders of Old Notes were required to validly tender and not validly withdraw their Old Notes prior to or at the Early Participation Date to be eligible to receive the early exchange consideration of US$925 of New Notes and US$125 of cash (the “Early Exchange Consideration”) per U.S.$1,000 principal amount of the Old Notes validly tendered and accepted for exchange pursuant to the Exchange Offer.

According to information provided by D.F. King & Co., Inc. (“D.F. King”), the exchange agent and information agent for the Exchange Offer, U.S.$584,183,000 aggregate principal amount of the Old Notes were validly tendered and were not validly withdrawn prior to or at the Early Participation Date. Such amount represents 58.42% of the outstanding aggregate principal amount of Old Notes. The Company has decided to waive the Minimum Exchange Condition (defined in the Exchange Offer Memorandum) such that, subject to the satisfaction or waiver of all the remaining conditions to the Exchange Offer, the Company has accepted for exchange all of the Old Notes validly tendered and not validly withdrawn at or prior to the Early Participation Date. On the terms and subject to the conditions set forth in the Exchange Offer Memorandum, the Company expects to issue U.S.$540 million aggregate principal amount of New Notes and pay U.S.$73 million in cash pursuant to this Exchange Offer.

The settlement date for the Old Notes which were validly tendered and not validly withdrawn on or prior to the Early Participation Date, is expected to be July 21, 2020 (the “Early Settlement Date”). Holders will also receive accrued and unpaid interest on the Old Notes validly tendered and accepted for exchange from the applicable last interest payment date up to, but not including, the Early Settlement Date.

Concurrently with the Early Participation Date, the Withdrawal Date (as defined in the Exchange Offer Memorandum) has also occurred. As a result, any Old Notes validly tendered on or after the date hereof and prior to the Expiration Date may not be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by us).

Extension of Early Exchange Consideration to All Tendering Eligible Holders

The Company today also announced the decision to extend the Early Exchange Consideration to all Eligible Holders whose Old Notes are validly tendered and accepted for exchange after the Early Participation Date and on or prior to the Expiration Date. Thus, the Exchange Consideration will now be the same as the Early Exchange Consideration. The following table sets forth the consideration to be received by all Eligible Holders whose Old Notes are validly tendered and accepted for exchange after the Early Participation Date and on or prior to the Expiration Date:

Title of Old Notes	CUSIP/ISIN	Outstanding Aggregate Principal Amount	Title of New Notes	Exchange Consideration(1)
8.500% Senior Notes due 2021	(144A CUSIP/ISIN: 984245 AM2 / US984245AM20) (Regulation S CUSIP/ISIN: P989MJ BG5 / USP989MJBG51)	US$1,000,000,000	8.500% Senior Amortizing Notes due 2025	US$925 of New Notes and US$125 of cash

(1)	Per U.S.$1,000 principal amount of Old Notes validly tendered and accepted for exchange.

The Exchange Offer will expire on the Expiration Date, which is at 11:59 p.m., New York City Time, on July 30th, 2020.

Information Relating to the Exchange Offer

The complete terms and conditions of the Exchange Offer are described in the Exchange Offer Memorandum (as amended by Supplement No. 2 to the Exchange Offer Memorandum), copies of which may be obtained from D.F. King at www.dfking.com/ypf, by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, 22nd Floor New York, New York 10005, or by email to ypf@dfking.com.

Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and Santander Investment Securities Inc. are acting as the dealer managers for the Exchange Offer. Questions regarding the Exchange Offer should be directed to Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), Itau BBA USA Securities, Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or + 1 (212) 710-6749 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (U.S. toll free) or +1 (212) 940-1442 (collect).

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Exchange Offer Memorandum) has been or will be registered under the Securities Act and they may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This press release does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

The Exchange Offer is being made solely by means of the Exchange Offer Memorandum (and the applicable document in Argentina). The Exchange Offer Memorandum is confidential and is only directed at, and can only be accessed by, Eligible Holders (as defined in the Exchange Offer Memorandum). Documents relating to the exchange offer will only be distributed to Eligible Holders of Old Notes. Eligible Holders of Old Notes can only access the Exchange Offer Memorandum and related documents if they electronically complete an eligibility letter by following the procedures described below.

The distribution of materials relating to the Exchange Offer may be restricted by law in certain jurisdictions. The Exchange Offer is void in all jurisdictions where it is prohibited. The materials relating to the Exchange Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If materials relating to the Exchange Offer come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The Company does not intend to register the New Notes in the United States or to conduct a public offering of the Old Notes in any jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any exchange offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Disclosure Regarding Forward-Looking Statements

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission including but not limited to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

About YPF S.A.

YPF S.A. is Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments.

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For further inquiries, please contact:

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113